                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                       Frontier Adjusters of America, Inc.
                       -----------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    359050101
                                    ---------
                                 (CUSIP Number)

                               David M. Schneider
                               Chief Legal Officer
                             6300 Wilson Mills Road
                          Mayfield Village, Ohio 44143
                                 (440) 461-5000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 359050101                     13D                       PAGE 2 OF 11


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Progressive Corporation
         34-0963169

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF             7       SOLE VOTING POWER
SHARES                             -0-
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY                           1,740,998
EACH                  9       SOLE DISPOSITIVE POWER
REPORTING                          -0-
PERSON WITH           10       SHARED DISPOSITIVE POWER
                                   1,740,998


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,740,998


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                   -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   36.1%

14       TYPE OF REPORTING PERSON

                                   HC, CO

CUSIP NO. 359050101                     13D                       PAGE 3 OF 11


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         United Financial Adjusting Company
         34-1750521

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC and AF (WC of The Progressive Corporation)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                  7       SOLE VOTING POWER
SHARES                                   -0-
BENEFICIALLY               8       SHARED VOTING POWER
OWNED BY                                 1,740,998
EACH                       9       SOLE DISPOSITIVE POWER
REPORTING                                -0-
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                         1,740,998

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         1,740,998


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                         -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         36.1%

14       TYPE OF REPORTING PERSON

                                         CO

CUSIP NO. 359050101                     13D                       PAGE 4 OF 11


ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the shares of Common Stock, $.01 par value per share (the "Common Shares"), of Frontier Adjusters of America, Inc., an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 45 East Monterey Way, Phoenix, Arizona 85012.

 ITEM 2.          IDENTITY AND BACKGROUND.

                  This statement is filed jointly by the following parties (collectively, the "Reporting Persons"): (i) United Financial Adjusting Company, an Ohio corporation ("UFAC"), and (ii) The Progressive Corporation, an Ohio corporation ("Progressive"), by virtue of its ownership of all of the outstanding capital stock of UFAC. The principal business and office address of Progressive is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143. The principal business address and office of UFAC is 747 Alpha Drive, Highland Heights, Ohio 44143.

                  Progressive is an insurance holding company whose insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and in Canada. UFAC is a subsidiary of Progressive that provides claim and administrative services to insurance carriers, managing general agents and large self-insured companies. UFAC is also a majority shareholder of a vehicle inspection company and a claims software company.

                  Set forth in Appendix A hereto are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Progressive and UFAC. Each such person is a citizen of the United States.

                  During the last five years, none of Progressive, UFAC or any of the persons named in Appendix A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

                  UFAC anticipates funding the $6,836,067 purchase price of the Convertible Shares (as defined herein) from its own working capital and from funds provided to it by Progressive. Progressive anticipates using its own working capital to provide any funds required by UFAC for such purpose.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Under a Stock Purchase Agreement dated as of November 20, 1998 (the "Purchase Agreement") between the Issuer and UFAC, UFAC has agreed to purchase 5,258,513 shares (the "Convertible Shares") of the Issuer's Series A Convertible Voting Preferred Stock, $.01 par value per share, in exchange for $6,836,067. UFAC has not yet purchased any of the Convertible Shares and, to the best of the Reporting Persons' knowledge, the Convertible Shares have not yet been created by the Issuer. Once issued, the Convertible Shares can be converted into Common Shares on a share-for-share basis at certain times, subject to certain restrictions as described herein, prior to June 30, 1999, after which time the Convertible Shares will be converted automatically into Common Shares. The creation of the Convertible Shares will involve the adoption of a resolution by the Board of Directors of the Issuer (the "Board") setting forth the terms of the Convertible Shares and the amendment of the Issuer's articles of incorporation.

                  UFAC's obligation to purchase the Convertible Shares is conditioned on, among other things, approval of the transactions contemplated by the Purchase Agreement (the "Transactions"), including the sale of the Convertible Shares to UFAC, by the shareholders of the Issuer (the

CUSIP NO. 359050101                     13D                       PAGE 5 OF 11


"Shareholders"). To the best of the Reporting Persons' knowledge, the Issuer intends to file a proxy statement under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the "Commission") related to the approval of the Transactions by the Shareholders in early December 1998.

                  In the Purchase Agreement, the Issuer has agreed that it will make a tender offer for certain outstanding Common Shares of the Issuer (the "Tender Offer") as soon as reasonably practicable after the closing (the "Closing") of UFAC's purchase of the Convertible Shares if the Transactions are approved by the Shareholders. In the Tender Offer, the Issuer will offer to purchase up to 1,000,000 Common Shares at a price of $2.90 per Common Share. The Tender Offer will be conditioned on the purchase of the Convertible Shares by UFAC. Within 60 days after completion of the Tender Offer, the Issuer will declare and pay a distribution of $1.60 per Common Share on all remaining outstanding Common Shares. UFAC has agreed not tender any Convertible Shares or Common Shares in the Tender Offer and not to convert any of the Convertible Shares into Common Shares until the earlier of the following: (i) the record date for the payment of the distribution described in this paragraph, and (ii) 180 days after the date of the Purchase Agreement.

                  The Issuer has agreed to take such actions as are necessary to cause the Board to consist of a majority of nominees named by UFAC at the Closing. For so long as UFAC holds a number of Common Shares that is greater than a simple majority of the outstanding Common Shares, UFAC will be entitled to nominate at least a simple majority of the candidates to the Board. The Reporting Persons anticipate that candidates designated by UFAC will be nominated to fill vacancies in the Board. The Reporting Persons are not aware of whether the Issuer will create these vacancies by director resignations or expansion of the Board. The Issuer has agreed to cause UFAC's nominees to be included in the slate of nominees recommended by the Board for election to the Board after the Closing, and the Issuer agreed to use its reasonable efforts to cause the election of such nominees.

                  Following the Closing, an experienced claims manager and attorney from UFAC will begin working with William J. Rocke, the Issuer's Chief Executive Officer, and Jean E. Ryberg, the Issuer's President, to assume day-to-day responsibility for managing the Issuer's franchise network and the field offices owned by the Issuer in Phoenix and Tuscon, Arizona, and Las Vegas, Nevada. Mr. Rocke and Ms. Ryberg have each agreed to resign from their positions as officers of the Issuer on June 30, 1999. If the Transactions are approved by the Shareholders, a majority of the Board will be directors nominated by UFAC. This means that UFAC's nominees to the Board will have the ability to designate the replacements for Mr. Rocke and Ms. Ryberg and to control the management of the Issuer following the Closing.

                  Except as described herein, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's articles of incorporation or code of regulations (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

CUSIP NO. 359050101                     13D                       PAGE 7 OF 11


                  The foregoing response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement and the Terms of the Convertible Shares, the full texts of which are respectively filed as Exhibits B and E hereto and are incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) UFAC may be deemed to beneficially own 1,740,998 Common Shares, representing approximately 36.1% of the outstanding Common Shares, because of the Support Agreements (as defined herein). Progressive, as the parent of UFAC, may be deemed to beneficially own all such Common Shares. John
M. Davies, the President of UFAC, owns 500 Common Shares. The Reporting Persons disclaim beneficial ownership of the Common Shares owned by Mr. Davies.

                  Under the Purchase Agreement, UFAC has the right to acquire 5,258,513 Convertible Shares that are convertible into an equal number of Common Shares, as described in Item 4. The Common Shares issuable upon the conversion of the Convertible Shares have not been included in determining the beneficial ownership of the Reporting Persons. The Reporting Persons believe that it will be in excess of 60 days before the Convertible Shares are issued to UFAC because the Issuer must convene a special meeting of the Shareholders, prepare a proxy statement for that special meeting, file that proxy statement with the Commission, respond to comments made by the staff of the Commission, solicit proxies for that meeting in accordance with the rules of the Commission and the American Stock Exchange, and obtain a favorable vote at that meeting before the Convertible Shares may be issued.

                  (b) The Reporting Persons may be deemed to have shared voting power over the shares described in Item 5(a), because under the Support Agreements each of the Voting Parties (as defined herein) has agreed to vote in favor of the Transactions and support the candidates nominated by UFAC to the Board. If a Voting Party fails to vote in accordance with such party's Support Agreement, UFAC may bring legal action to obtain specific performance of the Voting Agreement.

                  The Reporting Persons may be deemed to have shared dispositive power over the shares described in Item 5(a), because under the Support Agreements each Voting Party agreed not to contract to sell, sell or otherwise dispose of any Common Shares owned by that Voting Party until the termination of the Support Agreement, as described in Item 6(b).

                  John M. Davies, the President of UFAC, owns 500 Common Shares. The Reporting Persons disclaim beneficial ownership of the Common Shares owned by Mr. Davies.

                  (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

                  (d) The Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares that are subject to the Voting Agreements and the Reporting Persons have no knowledge of any arrangements pertaining to the foregoing related such shares.

                  No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Shares or the Common Shares issuable upon the conversion thereof. Progressive, as the owner of all of the outstanding capital stock of UFAC, has the ability to direct UFAC's receipt of dividends from, or the proceeds from the sale of, the Convertible Shares or the Common Shares issuable upon the conversion thereof.

                  (e)      Not applicable.

CUSIP NO. 359050101                     13D                       PAGE 7 OF 11


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) PURCHASE AGREEMENT. The Issuer and UFAC are parties to the Purchase Agreement. The material terms of the Purchase Agreement are summarized in Item 4.

                  (b) INSIDER SUPPORT AGREEMENTS. George M. Hill, Francis J. LaPallo, Wendy J. Harrison, Louis T. Mastos, Eva B. Mastos, James S. Rocke, Kelly Rocke, William J. Rocke, Garnet Rocke, Jean E. Ryberg, Merlin J. Schuman, Donna J. Schuman, William W. Strawthers, Jr., Marjorie A. Strawthers and R. Scott Younker, or the entities, individuals or accounts represented by such entities or individuals (each, a "Voting Party" and collectively, the "Voting Parties"), are parties to separate Insider Support Agreements, dated as of November 30, 1998 (except for Mr. LaPallo's and Ms. Harrison's agreements, which are dated as of November 29, 1998) and effective as of December 4, 1998, with UFAC (each such agreement, a "Support Agreement" and collectively, the "Support Agreements"). Pursuant to the Support Agreements, each Voting Party agreed that the Voting Party and any affiliates under the control of such Voting Party would
(i) not sell, transfer or dispose of any Common Shares until the termination of such Voting Party's Support Agreement, (ii) not take any action that the Issuer would be prohibited from taking under Section 5.4 of the Purchase Agreement which relates to the obligations of the Issuer and the Board with respect to proposals for a competing transaction, (iii) vote all Common Shares beneficially owned by such persons in favor of the approval of the Transactions, and (iv) vote all Common Shares beneficially owned by such persons in favor of the election to the Board of a sufficient number of nominees selected by UFAC to constitute a majority of the membership of the Board. If the Voting Party is a member of the Board and that Voting Party determines in his or her good faith judgment, after consultation with legal counsel, that in the exercise of his or her fiduciary obligations it is prudent to vote against any individual nominated by UFAC, the Voting Party shall provide written notice to UFAC at least 10 days prior to the Closing Date (as defined in the Purchase Agreement), listing the name of such individual and the reasons for such determination, and in such event the Voting Party will vote in favor of a substitute nominee designated by UFAC, subject to the Voting Party's rights described in this sentence. UFAC agreed to provide the Issuer with a list of nominees, including summary biographical data, at least 20 days prior to the Closing Date.

                  The Voting Agreements remain in effect until, and terminate automatically without the need for any notice or other action by either party upon, the later of (i) the completion of the purchase of the Convertible Shares by UFAC, and (ii) the date on which the Board consists of a majority of members designated by UFAC in accordance with Section 6.2(a) of the Purchase Agreement.

                   (c) REGISTRATION RIGHTS AGREEMENT. Under the Purchase Agreement, the Issuer and UFAC are required to enter into a registration rights agreement at the Closing (the "Registration Rights Agreement") relating to the Convertible Shares and the Common Shares issuable upon conversion thereof. The Registration Rights Agreement will provide that UFAC may make one demand to have the Convertible Shares or the Common Shares issuable upon conversion of the Convertible Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain customary blackout rights and limitations.

                  UFAC also will have certain "piggy-back" registration rights. UFAC must be notified prior to the filing of any registration statement under the Securities Act by the Issuer. UFAC may include Shares or Common Shares issuable upon conversion of the Convertible Shares in any such registration statement. The Issuer must use its best efforts to include any such shares in the registration statement.

                  (d) TERMS OF THE CONVERTIBLE SHARES. The Convertible Shares are to be created prior to closing by a resolution by the Board. The Convertible Shares vote with the Common Shares together as a single class and are substantially equivalent to the Common Shares with respect to dividend and

CUSIP NO. 359050101                     13D                       PAGE 8 OF 11


liquidation rights. The conversion rights of the Convertible Shares and the restrictions on UFAC's conversion of the Convertible Shares are summarized in
Item 4.

                  Except as stated in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Common Shares, including without limitation, any agreements concerning (i) transfer or voting of any Common Shares, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangement, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.

                  The foregoing response to this Item 6 is qualified in its entirety by reference to the Purchase Agreement, the Form of Support Agreements, the Form of the Registration Rights Agreement and the Terms of the Convertible Shares, the full texts of which are respectively filed as Exhibits B through E hereto and are incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D*

         B.       Stock Purchase Agreement*

         C. Form of Support Agreement with a List of the Voting Persons and the Number of Common Shares Beneficially Owned by each Voting Person attached*

         D.       Form of Registration Rights Agreement*

         E.       Terms of the Convertible Shares*

         *        Filed herewith.

CUSIP NO. 359050101                     13D                       PAGE 9 OF 11


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE PROGRESSIVE CORPORATION


                                       By:/s/ Charles B. Chokel
                                          Charles B. Chokel, Treasurer

                                       UNITED FINANCIAL ADJUSTING COMPANY


                                       By:/s/ Janet A. Dolohanty
                                          Janet A. Dolohanty, Vice President



Dated as of  December 8, 1998

CUSIP NO. 359050101                     13D                       PAGE 10 OF 11


                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSONS


                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of The Progressive Corporation ("Progressive") and United Financial Adjusting Company ("UFAC").

                                                            Principal Occupation or Employment and Name, Principal
                                                            Business and Address of Organization
Name and Business Address                                   in which Employment is Conducted(1)
-------------------------                                   ---------------------------------
A.       DIRECTORS OF PROGRESSIVE

Peter B. Lewis(2)......................................     Chairman of the Board, President, Chief Executive
                                                            Officer and a director of Progressive;
                                                            Chairman of the Board, President, Chief Executive
                                                            Officer and a director of Progressive Casualty
                                                            Insurance Company, the principal subsidiary of
                                                            Progressive

Milton N. Allen........................................     Director of various companies
12 Lieutenant River Lane
Old Lyme, Connecticut 06371-2315

B. Charles Ames........................................     Principal, Clayton, Dubilier & Rice, Inc., New York,
25700 Science Park                                          New York (investment banking)
Landmark Center, Suite 180
Beachwood, Ohio 44122-7312

James E. Bennett III...................................     Senior Executive Vice President, KeyCorp (national
127 Public Square                                           banking association)
Cleveland, Ohio 44114

Charles A. Davis.......................................     Limited Partner, Goldman, Sachs Group L.P., New York,
85 Broad Street                                             New York (investment banking)
New York, NY  10004

Stephen R. Hardis......................................     Chairman of the Board and Chief Executive Officer of
Eaton Center                                                Eaton Corporation, Cleveland, Ohio (manufacturing)
1111 Superior Avenue
Cleveland, Ohio 44114-2507

Janet Hill.............................................     President, Staubach Alexander Hill, LLC, Washington,
400 C Street, NW                                            D.C. (commercial real estate consulting) and Vice
Washington, D.C. 20002                                      President, Alexander & Associates, Inc., Washington,
                                                            D.C. (management consulting)

Norman S. Matthews.....................................     Consultant,  New York, New York
650 Madison Avenue
23rd Floor
New York, New York 10022-1004


1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

CUSIP NO. 359050101                     13D                       PAGE 11 OF 11




                                                            Principal Occupation or Employment and Name, Principal
                                                            Business and Address of Organization
Name and Business Address                                   in which Employment is Conducted(1)
-------------------------                                   ---------------------------------

Donald B. Shackelford..................................     Chairman of the Board, State Savings Company,
20 East Broad Street                                        Columbus, Ohio (state chartered savings bank)
Columbus, Ohio 43215-3403

Paul B. Sigler.........................................     Professor, Yale University and Investigator in the
260 Whitney Avenue/JWG 423                                  Howard Hughes Medical Institute, New Haven, Connecticut
P.O. Box 208114
New Haven, Connecticut 06520-8114

B.       EXECUTIVE OFFICERS OF PROGRESSIVE

Peter B. Lewis(2)......................................     See Section A. above

Alan R. Bauer(2).......................................     Process Leader - International and Internet

Charles B. Chokel(2)...................................     Treasurer and Chief Financial Officer

Allan W. Ditchfield(2).................................     Member of Policy Team

W. Thomas Forrester, II(2).............................     Process Leader - Ownership

William H. Graves(2)...................................     Process Leader - Claims

Moira G. Lardakis(2)...................................     Process Leader - Community Manager Support

Daniel R. Lewis(2).....................................     Process Leader - Agent Marketing

Robert J. McMillan(2)..................................     Process Leader - Consumer Marketing

Glenn M. Renwick(2)....................................     Process Leader - Technology

David M. Schneider(2)..................................     Chief Legal Officer and Secretary

Tiona M. Thompson(2)...................................     Chief Human Resources Officer

Robert T. Williams(2)..................................     Process Leader - Product

E.       DIRECTORS AND EXECUTIVE OFFICERS OF UFAC

Peter B.  Lewis(2).....................................     Director and Chairman

John M. Davies.........................................     Director and President
747 Alpha Drive
Highland Heights, Ohio 44143

Janet A. Dolohanty(2)..................................     Director and Vice President

David M. Schneider(2)..................................     Secretary

Breck T. Platner(2)....................................     Treasurer



1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143